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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated September 14, 2006
2	Material Change Report dated September 14, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

Frankfurt – B4K

BUFFALO GOLD CREATES INFLUENTIAL ADVISORY BOARD

Vancouver, B.C. - Buffalo Gold Ltd. (TSX-V: BUF.U, OTC/BB: BYBUF, FWB:B4K) is pleased to announce that it has assembled a team of industry leaders to act as an advisory board to the Company.  The new advisors will augment Buffalo’s professional management team in business development and corporate finance.    New members of the advisory board include:

Thomas A. Allen, Q.C.

Mr. Allen is counsel to Ogilvy Renault, an international law firm, and is Chairman of Westwind Capital Corporation, the parent of Westwind Partners Inc., an independently owned institutional investment dealer. Mr. Allen recently chaired the Task Force to Modernize Securities Legislation in Canada. He is a director of a number of public companies, including Bema Gold Corporation, Mundoro Mining Inc, YM Biosciences Inc, Middlefield Bancorp Limited and Longview Strategies Inc. Mr. Allen was the founding Chairman of the Accounting Standards Oversight Council of Canada.

Cary Pinkowski

Mr. Pinkowski is the founder and a Director of Centrasia Mining and a partner with Value Relations, Germany.    He is also the founder of Entree Gold and currently advises in corporate finance activities with the company.  For fourteen years Mr. Pinkowski was a senior broker at a major Canadian investment dealer. He has extensive experience in the funding and development of junior companies and well-established relationships within the financial community, both in Canada and internationally.

Hein Poulus, Q.C.

Mr. Poulus holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.  He is a businessman and a partner in the Vancouver office of the Stikeman Elliott law firm.  Mr. Poulus’ background includes: membership in McAlpine, Poulus and Hordo, a Vancouver law firm; senior management positions with Kaiser Resources, a publicly traded producer of metallurgical and thermal coal and oil and gas; and with private Kaiser companies whose activities included coal trading, oil and gas, real estate, and professional football. He then served as a senior officer of Southeastern Capital Corporation, a Denver-based leveraged buyout group with interests in broadcasting, petroleum product distribution, and environmental laboratories.

“Buffalo’s management feels privileged to have the addition of such highly esteemed individuals to our team,” commented Buffalo Chairman and CEO Damien Reynolds. “We look forward to their input and assistance as Buffalo develops its many assets in Australasia.”

Buffalo further announces that subject to regulatory approval, it plans to issue to advisors and consultants of the company a total of 350,000 options at an exercise price of US$2.10 for a period of 5 years from the date of this release.  These options will vest in accordance with applicable regulations.

To find out more about Buffalo Gold Ltd. please visit our website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

September 14, 2006

Item 3

News Release

A press release was issued on September 14, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

1.  Buffalo assembled a team of industry leaders to act as an advisory board to the Company.

2.  Issuance of 350,000 options to advisors and consultants of the Company.

Item 5

Full Description of Material Change

Buffalo Gold Ltd. (TSX-V: BUF.U, OTC/BB: BYBUF, FWB:B4K) is pleased to announce that it has assembled a team of industry leaders to act as an advisory board to the Company.  The new advisors will augment Buffalo’s professional management team in business development and corporate finance.    New members of the advisory board include:

Thomas A. Allen, Q.C.

Mr. Allen is counsel to Ogilvy Renault, an international law firm, and is Chairman of Westwind Capital Corporation, the parent of Westwind Partners Inc., an independently owned institutional investment dealer. Mr. Allen recently chaired the Task Force to Modernize Securities Legislation in Canada. He is a director of a number of public companies, including Bema Gold Corporation, Mundoro Mining Inc, YM Biosciences Inc, Middlefield Bancorp Limited and Longview Strategies Inc. Mr. Allen was the founding Chairman of the Accounting Standards Oversight Council of Canada.

Cary Pinkowski

Mr. Pinkowski is the founder and a Director of Centrasia Mining and a partner with Value Relations, Germany.  He is also the founder of Entree Gold and currently advises in corporate finance activities with the company.  For fourteen years Mr. Pinkowski was a senior broker at a major Canadian investment dealer. He has extensive experience in the funding and development of junior companies and well-established relationships within the financial community, both in Canada and internationally.

Hein Poulus, Q.C.

Mr. Poulus holds undergraduate and law degrees from the University of British Columbia and an LL.M. from the London School of Economics.  He is a businessman and a partner in the Vancouver office of the Stikeman Elliott law firm.  Mr. Poulus’ background includes: membership in McAlpine, Poulus and Hordo, a Vancouver law firm; senior management positions with Kaiser Resources, a publicly traded producer of metallurgical and thermal coal and oil and gas; and with private Kaiser companies whose activities included coal trading, oil and gas, real estate, and professional football. He then served as a senior officer of Southeastern Capital Corporation, a Denver-based leveraged buyout group with interests in broadcasting, petroleum product distribution, and environmental laboratories.

“Buffalo’s management feels privileged to have the addition of such highly esteemed individuals to our team,” commented Buffalo Chairman and CEO Damien Reynolds. “We look forward to their input and assistance as Buffalo develops its many assets in Australasia.”

Buffalo further announces that subject to regulatory approval, it plans to issue to advisors and consultants of the company a total of 350,000 options at an exercise price of US$2.10 for a period of 5 years from the date of this release.  These options will vest in accordance with applicable regulations.

To find out more about Buffalo Gold Ltd. please visit our website at www.buffalogold.ca.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

September 14, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors